File No. _______

                    SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Energy East Corporation
                               P.O. Box 1196
                     Stamford, Connecticut  06904-1196

                                    and

                                Merger Co.
                        c/o Energy East Corporation
                               P.O. Box 1196
                     Stamford, Connecticut 06904-1196

                            Kenneth M. Jasinski
               Executive Vice President and General Counsel
                        c/o Energy East Corporation
                               P.O. Box 1196
                     Stamford, Connecticut  06904-1196
                        Telephone:  (203) 325-0690

                (Names and addresses of agents for service)

                                Copies to:

Frank Lee, Esq.               Adam Wenner, Esq.
Huber Lawrence & Abell        Vinson & Elkins
605 Third Avenue              1455 Pennsylvania Avenue, N.W.
New York, New York 10158      Washington, D.C.  20004
Telephone:  (212) 682-6200    Telephone:  (202) 639-6500

Item 1. Description of Proposed Transaction.
A. Introduction
     Pursuant to Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Energy East Corporation ("Energy East"), a New York corporation and an exempt public utility holding company, hereby requests that the Securities and Exchange Commission (the "Commission") authorize the transaction described herein (the "Transaction") pursuant to which Energy East will acquire all of the issued and outstanding common stock of Connecticut Energy Corporation ("Connecticut Energy"), a Connecticut corporation and an exempt public utility holding company.
     As noted above, Energy East is currently a public utility holding company exempt from all provisions of the Act, except
Section 9(a)(2), under Section 3(a)(1) of the Act by order of the Commission dated February 12, 1999. See, Energy East Corporation, et.al, Holding Co. Act Release No. 26976 (February 12, 1999). Energy East currently holds, directly and indirectly, in excess of 5% of the voting securities of two public utility companies as defined under the Act: New York State Electric & Gas Corporation ("NYSEG") and CMP Natural Gas, L.L.C. ("Maine GasCo"). NYSEG is engaged in purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas exclusively in the State of New York. Maine GasCo is engaged in distributing natural gas exclusively in the State of Maine. Maine GasCo's revenues account for a de minimis portion of Energy East's consolidated revenues.
     Connecticut Energy, through its wholly-owned subsidiary, The Southern Connecticut Gas Company ("Southern Connecticut"), is engaged in the retail distribution of natural gas for residential, commercial and industrial uses and the transportation of natural gas for commercial and industrial users exclusively in the State of Connecticut. Southern Connecticut is the only public utility subsidiary of Connecticut Energy.
     Energy East and Connecticut Energy have entered into an Agreement and Plan of Merger, dated as of April 23, 1999, as amended as of July 15, 1999 (the "Merger Agreement"), pursuant to which Energy East has agreed to acquire all of the issued and outstanding common stock of Connecticut Energy. Pursuant to the Merger Agreement, Connecticut Energy will be merged with and into Merger Co., a Connecticut corporation and a wholly-owned Energy East subsidiary ("Merger Co."). Upon consummation of the Transaction, Merger Co. will be the surviving party, will remain a wholly-owned subsidiary of Energy East and will change its name to, and operate under, the name of "Connecticut Energy Corporation." Under the Merger Agreement, Southern Connecticut will become a direct wholly-owned subsidiary of Merger Co. and an indirect, wholly-owned subsidiary of Energy East. The Merger Agreement is filed as Exhibit B-1 hereto.
     The Transaction is expected to produce benefits to the public, investors and consumers and will satisfy all of the applicable standards under Section 10 of the Act. It is expected that the Transaction will help position the combined company to become one of the most efficient energy distribution companies in the northeastern United States by operating more cost-effectively, increasing financial flexibility and providing strategic growth opportunities that will benefit the combined company and its shareholders and customers. Energy East believes that, upon consummation of the Transaction, the combined company will be better positioned to take advantage of operating economies and efficiencies through, among other measures, joint management and optimization of their respective portfolios of gas supply, transportation and storage assets.
     A combination of the companies' complementary expertise and infrastructure, including Connecticut Energy's competitive natural gas distribution facilities in Connecticut and Energy East's diversified electric and natural gas businesses throughout the northeastern United States, will provide the combined company with the size and scope necessary to be an effective participant in the emerging and increasingly competitive electric and natural gas markets. The combined company will use its distribution channels to market a portfolio of energy-related services throughout the northeastern United States. The Transaction will create a company with the ability to develop and market competitive new products and services and to provide integrated energy solutions for its customers.
     The combined company will also be financially stronger and will have a broader customer base than Connecticut Energy has as an independent entity. Based on the actual results for Connecticut Energy and Energy East, the total annual revenues for the combined company for the twelve months ended June 30, 1999 were approximately $2.7 billion. In addition, the combined company will serve approximately 826,000 electric customers in the State of New York and more than 402,000 natural gas customers in New York, Connecticut and Maine. With Energy East's strong capital base, the combined company intends to invest in the expansion of Connecticut Energy's gas distribution system and enhance marketing efforts in order to enlarge Connecticut Energy's customer base. These actions will significantly increase competition and customer choice in the State of Connecticut.
     Energy East seeks an order of exemption for itself and for Merger Co. following the consummation of the Transaction. Notwithstanding the fact that Southern Connecticut will be an indirect public utility subsidiary of Energy East organized and operating in the State of Connecticut, Energy East will continue to be entitled to an exemption under Section 3(a)(1) of the Act because Southern Connecticut will not account for a material part of the net operating revenue (operating margin) of the combined company1 and Maine GasCo accounts for a de minimis part of Energy East's utility operations. Thus, Energy East and each public utility subsidiary from which it derives a material part of its income (i.e., NYSEG) will continue to be organized and to operate predominantly in the State of New York. After consummation of the Transaction, Merger Co. will be entitled to an exemption under Section 3(a)(1) of the Act because Merger Co. and Southern Connecticut will both be organized and carry on their business in the State of Connecticut, and neither Merger Co. nor Southern Connecticut will derive a material part of its income from a public utility subsidiary that carries on its business and/or is organized outside of the State of Connecticut. In addition, since this application has no impact on the status of Energy East Enterprises, Inc. ("Enterprises") as a public utility holding company, Enterprises will continue to be entitled to an exemption under Section 3(a)(1) of the Act because Enterprises and each public utility subsidiary from which it derives a material part of its income (i.e., Maine GasCo) will continue to be organized and operating in the State of Maine.
B. Description of Parties to the Transaction
     1.  Description of Energy East and Subsidiaries
     On May 1, 1998, Energy East became the holding company for NYSEG and NGE Generation, Inc., which at that time was engaged in the business of generating electricity and was an electric utility company as defined in the Act.2 Energy East is an exempt holding company and neither owns nor operates any physical properties. Energy East, through its subsidiaries, is an energy delivery, products and services company with operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New Jersey, and has offices in New York and Connecticut. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "NEG." Energy East's principal executive offices are located at One Canterbury Green, P.O. Box 1196, Stamford, Connecticut 06904-1196.
     Merger Co., a wholly-owned subsidiary of Energy East, was organized in 1999 and was formed solely for the purpose of consummating the Transaction. It currently holds no public utility assets and is neither a "public utility company" nor a "holding company" under the Act.
     NYSEG, a regulated public utility incorporated under the laws of the State of New York, is engaged in the business of purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. NYSEG also generates electricity from its 18% share of a nuclear station and its hydroelectric stations. NYSEG has agreed to sell its share of the nuclear station; the sale is expected to be completed by early next year. NYSEG's service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 19,900 square miles and a population of 2,400,000. The larger cities in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. NYSEG serves approximately 826,000 electric customers and approximately 244,000 natural gas customers. The service territory reflects a diversified economy, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for 5% or more of either electric or natural gas revenues. During 1996 through 1998, approximately 84% of NYSEG's operating revenue was derived from electric service with the balance derived from natural gas service.
     Maine GasCo is a gas utility company as defined in the Act. Maine GasCo is in the process of constructing a local natural gas distribution system in the State of Maine, and began providing service to retail customers in May 1999.
     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act.3 These include Enterprises and XENERGY Enterprises, Inc. ("XENERGY Enterprises"), a Delaware corporation.
       Enterprises was organized in 1998 and owns natural gas and propane air distribution companies. Enterprises is a wholly-owned subsidiary of Energy East and is currently an exempt public utility holding company under the Act by order of the Commission dated February 12, 1999. See Energy East Corporation, et. al., Holding Co. Act Release No. 26976 (February 12, 1999). It indirectly holds public utility assets through its ownership of a majority of the voting securities of Maine GasCo. Enterprises' nonutility subsidiaries consist of New Hampshire Gas Corporation, an energy services company in New Hampshire specializing in propane air distribution systems; Southern Vermont Natural Gas Corporation, which is developing a combined natural gas supply and distribution project that includes an extension of a pipeline from New York to Vermont and the development of natural gas distribution systems in Vermont; and Seneca Lake Storage, Inc., which proposes to own and operate a gas storage facility in New York.
     XENERGY Enterprises was organized in 1992 and invests in providers of energy and telecommunications services. XENERGY Enterprises is a wholly-owned subsidiary of Energy East. It currently holds no public utility assets and is neither a public utility company nor a holding company under the Act. XENERGY Enterprises' principal subsidiaries include XENERGY Inc., an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management; Energy East Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the northeastern United States; NYSEG Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the State of New York; Energy East Telecommunications, Inc., which provides telecommunication services, including the construction and operation of fiber optic networks; and Cayuga Energy, Inc., which holds investments in cogeneration facilities.
     Energy East's other current direct nonutility subsidiaries are as follows:
     Energy East Management Corporation, a Delaware corporation, invests the proceeds of the sale of NGE Generation, Inc.'s generation assets.
     Oak Merger Co., a Connecticut corporation, was formed solely for the purpose of consummating the proposed merger with CTG Resources, Inc. ("CTG"), a Connecticut corporation, pursuant to an Agreement and Plan of Merger dated as of June 29, 1999. Oak Merger Co. will be the surviving party in such merger and will remain a wholly-owned subsidiary of Energy East. Upon consummation of such merger, Oak Merger Co. will change its name to, and operate under, the name of "CTG Resources, Inc." CTG is a holding company by virtue of owning all of the common stock of Connecticut Natural Gas Corporation, a public utility company as defined in the Act, which owns and operates a natural gas local distribution system in the State of Connecticut. CTG is currently exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act and Rule 2 thereunder.
     EE Merger Corp., a Maine corporation, was formed solely for the purpose of consummating the proposed merger with and into CMP Group, Inc., ("CMP"), a Maine corporation, pursuant to an Agreement and Plan of Merger dated as of June 14, 1999. CMP will be the surviving party in such merger and will become a wholly-owned subsidiary of Energy East. CMP is a holding company by virtue of owning, directly or indirectly, more than 5% of the voting securities of Central Maine Power Company, Maine Electric Power Company, Inc., NORVARCO and Maine GasCo, all public utility companies as defined in the Act. CMP is exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act, by order of the Commission dated February 12, 1999. See, CMP Group, Inc. et. al., Holding Co. Act Release No. 26977 (February 12, 1999).4
     For the year ended December 31, 1998, electric revenues of approximately $1,706,876,000 and gas revenues of approximately $305,881,000 accounted for approximately 85% and 15%, respectively, of Energy East's consolidated gross utility revenues. For the year ended December 31, 1998, Energy East's utility operating income and utility net income available for common stock were $482,720,000 and $205,215,000, respectively. Consolidated assets of Energy East and its subsidiaries as of December 31, 1998, were approximately $4.9 billion, consisting of $3.9 billion in net utility plant and $1.0 billion in other utility and nonutility assets. For the twelve months ended December 31, 1998, consolidated operating revenues, operating income and net income for Energy East and its subsidiaries were approximately $2,499,418,000, $474,839,000, and $194,205,000,
respectively.
     2. Description of Connecticut Energy and Subsidiaries Connecticut Energy is a holding company primarily engaged in the retail distribution of natural gas through its principal wholly-owned subsidiary, Southern Connecticut. Connecticut Energy is an exempt holding company and neither owns nor operates any physical properties. Connecticut Energy, through its subsidiaries, is an energy delivery, products and services company that provides an array of energy commodities and services to commercial and industrial customers throughout New England. Connecticut Energy s common stock is publicly traded on the New York Stock Exchange under the symbol "CNE." Connecticut Energy s principal executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604.
     Connecticut Energy s operating revenues totaled approximately $242,431,000 for the fiscal year ended September 30, 1998. Connecticut Energy s consolidated net income for the same period was $19 million. Connecticut Energy and its subsidiaries had 480 full-time employees as of December 31, 1998. Southern Connecticut had 467 employees as of December 31, 1998.
     Southern Connecticut, a public service company incorporated under the laws of the State of Connecticut, is engaged in the retail distribution of natural gas for residential, commercial and industrial uses and the transportation of natural gas for commercial and industrial users. Southern Connecticut serves approximately 158,000 customers in the State of Connecticut, primarily in 22 towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New Haven. Southern Connecticut is the sole distributor of natural gas in its service area.
     Connecticut Energy also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. These include CNE Energy Services Group, Inc. ("CNE Energy"), CNE Development Corporation ("CNE Development") and CNE Venture-Tech, Inc. ( CNE Venture-Tech ). All three of these nonutility subsidiaries are Connecticut corporations.
     CNE Energy provides an array of energy products and services to commercial and industrial customers throughout New England, both on its own and through its participation as a member of various energy-related limited liability companies. CNE Energy is a wholly-owned subsidiary of Connecticut Energy. CNE Energy's principal subsidiaries include Conectiv/CNE Energy Services, LLC, a 50/50 joint venture of CNE Energy and Conectiv s bulk energy group that sells natural gas, fuel oil and other services to commercial, industrial and municipal customers in New England and in which Energy East Solutions, Inc., a subsidiary of Energy East, anticipates acquiring, prior to the consummation of the Transaction, the 50% interest formerly owned by Conectiv; Total Peaking Services, LLC, which is a 50/50 joint venture of CNE Energy and Conectiv Energy Supply, Inc. and operates a Federal Energy Regulatory Commission ("FERC") certificated 1.2 billion cubic foot liquefied natural gas open access storage facility in Milford, Connecticut; and Conectiv/CNE Peaking, LLC, which is also a 50/50 joint venture of CNE Energy and Conectiv Energy Supply, Inc. operating out of the State of Delaware and which provides a firm in-market supply source to assist energy marketers and local gas distribution companies in meeting the maximum demands of their customers by offering firm supplies for peak-shaving and emergency deliveries.
     CNE Development, a wholly-owned subsidiary of Connecticut Energy, is a 16.67% equity participant in East Coast Natural Gas Cooperative, LLC, which purchases and stores gas spot supplies, provides storage service utilization services and is involved in bundled sales.
     CNE Venture-Tech, a wholly-owned subsidiary of Connecticut Energy, invests in ventures that produce or market technologically advanced energy-related products. CNE Venture-Tech s investments include a 7.8884% limited partnership interest in Nth Power Technologies Fund I, L.P., which invests in companies that develop, produce and market innovative energy-related products; and CIS Service Bureau, LLC, a service bureau which provides access to customer-billing software and other related services for local distribution and other utility-type companies (including Southern Connecticut) and which is wholly-owned by CNE Venture-Tech.
     3.  Description of Energy East Gas and Electric Utility
Operations
     As discussed in more detail above, NYSEG, a regulated public utility incorporated under the laws of the State of New York, is engaged in the business of purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. NYSEG also generates electricity from its 18% share of a nuclear station and its hydroelectric stations. NYSEG has agreed to sell its share of the nuclear station; the sale is expected to be completed by early next year. NYSEG is subject to regulation with respect to its retail gas and electric service, among other things, by the Public Service Commission of the State of New York (the "NYPSC") under the Public Service Law of the State of New York and to regulation with respect to its wholesale sales of electricity by the FERC.
     NYSEG currently provides natural gas service to customers throughout thirty-one counties, incorporating eighty-six cities and villages, and one hundred forty-nine towns in the State of New York. NYSEG's natural gas business consists primarily of rural natural gas distribution, covering 6,594 square miles with a population of 1,095,000 people. NYSEG operates and maintains approximately 400 miles of transmission pipeline, 3,600 miles of distribution main, 3,400 miles of service laterals and 80 gate stations. NYSEG has transportation and/or storage contracts with eight major interstate pipelines, including the Tennessee Gas Pipeline ("Tennessee"), the Iroquois Gas Transmission System ("Iroquois"), the Algonquin Gas Transmission Company ("Algonquin") and the Texas Eastern Transmission Company ("Texas Eastern"), two intrastate pipelines, the TransCanada Pipeline and four New York local distribution companies.
     NYSEG began offering open access gas transportation to its large commercial and industrial customers in 1986. In 1988, NYSEG began offering unbundled transportation to small commercial customers. In 1996, NYSEG began its aggregation transportation program for residential and small commercial customers. NYSEG currently has over two thousand transportation-only customers, which constitute more than one-third of its system throughput.
     NYSEG operates its local natural gas distribution business through thirteen division offices, each capable of constructing, operating and maintaining a non-contiguous gas system. A Corporate Engineering, Operations, and Quality Assurance Department supports all field operations, operates a gas meter testing laboratory and performs gas quality testing from suppliers. NYSEG generally performs all engineering, operation and maintenance work with its internal work force. Pipeline contractors perform ninety percent of all new pipeline construction. Independent heating dealers perform consumer equipment conversions and new installations. NYSEG also maintains an active trade ally program that provides training, advertising, feedback, and other support to heating, ventilation and air conditioning contractors. NYSEG provides gas emergency response training to fire departments and emergency responders in every community it serves. Additionally, NYSEG's state-of-the-art gas control facilities include real-time data communications from gate stations and transportation customers. NYSEG also contracts for and manages pipeline capacity and gas supply for existing and new franchises in order to remain competitive with alternative fuels.
     NYSEG also provides unbundled transportation customers with ancillary services such as balancing, a gas supply pool, a capacity assignment tariff and an electronic bulletin board. In addition, NYSEG operates the only operational bedded salt storage facility in the northeastern United States. It is also an active releaser of pipeline capacity and participates in the off-system gas market. Approximately 63% of NYSEG's gas supply originates from the Texas and Louisiana Basins, 28.5% from the Western Canadian Sedimentation Basin, 7.2% from Appalachia, and 1.3% from other sources. In addition to Energy East s gas operations in the State of New York, conducted through NYSEG, Energy East also has gas operations in the State of Maine, conducted through Maine GasCo. Maine GasCo is in the process of constructing a local natural gas distribution system in certain areas of Maine, and began to provide service to retail customers in May 1999. Maine GasCo currently derives its supply of natural gas from the Western Canadian Sedimentation Basin via the Portland Natural Gas Transmission System pipeline ("PNGTS"). Maine GasCo also expects to derive some of its supply of natural gas from the gas fields near Sable Island off Nova Scotia via the Maritimes & Northeast pipeline ("M&N"), which is currently under development and is proceeding on schedule. PNGTS commenced commercial operation in early 1999, and M&N expects commercial operation in November, 1999.
     As stated above, Energy East is currently exempt from registration pursuant to Section 3(a)(1) of the Act. In addition, there is de facto integration of Energy East's gas and electric utility properties. Specifically, the Energy East system currently consists of a large integrated electric utility system and a smaller integrated gas utility system which together are operated on a coordinated basis offering services to customers in substantially the same area in the State of New York. The entire Energy East system is operated as a single coordinated system to the extent that there is a significant degree of centralized planning (including accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services and general administrative services). Coordination of NYSEG's system with the Maine GasCo System and the provision of any services by NYSEG or any other Energy East subsidiary is done in accordance with NYPSC-approved affiliate transaction procedures. Allocations of cost are done pursuant to cost allocation guidelines, which were filed with the NYPSC. The provision of services to Maine GasCo by NYSEG and its affiliates is pursuant to a master services agreement which conforms to NYPSC rules and guidelines and which has been approved by the Maine Public Utilities Commission.
     4.   Description of Connecticut Energy Gas Utility
Operations
     As described above, Southern Connecticut, a regulated public service company incorporated under the laws of the State of Connecticut, is engaged in the retail distribution of natural gas for residential, commercial and industrial uses and the transportation of natural gas for commercial and industrial users. In providing this service, Southern Connecticut is subject to regulation with respect to retail rates, among other things, by the Connecticut Department of Public Utility Control (the "DPUC").
     Southern Connecticut currently provides natural gas service to customers in twenty-two towns in the State of Connecticut. Southern Connecticut s natural gas business consists of both urban and suburban natural gas distribution, serving approximately 158,000 customers. Southern Connecticut operates and maintains approximately 2,160 miles of distribution main, 1,390 miles of service laterals and 10 gate stations.
     Effective April 1, 1996, Southern Connecticut began offering firm transportation service to commercial and industrial customers. As of September 30, 1998, there were 1,789 firm transportation customers representing 2,094 accounts purchasing natural gas directly from marketers. Southern Connecticut also provides interruptible sales and special contract services. In the year ended September 30, 1998, interruptible sales, gas transportation and special customer services represented approximately 13% of operating revenues and approximately 37% of total gas throughput. Southern Connecticut also engaged in off-system sales. In the year ended September 30, 1998, Southern Connecticut dispatched approximately 4,484,100 Mcf of volume as part of its off-system sales program.
     Southern Connecticut s long-term supply sources include (1) Canadian supplies purchased from Alberta Northeast Gas Limited with transportation on the Iroquois pipeline, (2) transportation and storage services from the Tennessee pipeline with direct purchase of supply from producers and marketers, (3) transportation and storage services from the Texas Eastern pipeline with direct purchase of supply from producers and marketers, (4) transportation services from the Algonquin pipeline, (5) transportation and storage services from CNG Transmission Corporation, (6) transportation service from Transcontinental Gas Pipeline Corporation, (7) transportation service from National Fuel Gas Supply Corporation and (8) liquid and vapor supplies from Distrigas of Massachusetts Corporation. These arrangements result in gas deliveries into Southern Connecticut s service territory through interconnections with three interstate pipelines: Algonquin, Iroquois and Tennessee. In addition to its long-term firm supply arrangements, Southern Connecticut purchases spot supplies and utilizes interruptible transportation services from interstate pipeline companies. Approximately 64% of Southern Connecticut s gas supply originates from the Texas and Louisiana Basins via the Tennessee and Algonquin pipelines, 35% from the Western Canadian Sedimentation Basin via the Iroquois pipeline and 1% from other sources.
     Southern Connecticut performs construction, maintenance and certain customer service operations from its Operations Center in Orange, Connecticut. It also operates a satellite operations facility in Madison, Connecticut to support rapid response to customers in shoreline communities east of New Haven. Southern Connecticut has a capital construction budget of approximately $15 to $16 million for new business, main replacement and system improvements. In addition, Southern Connecticut spends approximately $1 million annually on gas leak surveys and leak repairs. There are currently approximately 45 union employees in the construction and maintenance areas and another 15 supervisory employees supporting construction and maintenance services.
     Through its Customer Service Department, Southern Connecticut currently provides the following services: gas leak detection, meter turn on and turn-offs, maintenance on facilities, meter installations and meter changes. Southern Connecticut also provides from the same department additional services such as repair and maintenance of most heating equipment and water heaters.
C.  Description of the Transaction
     During 1998, senior management of Energy East and Connecticut Energy had limited discussions about the possibility of a business combination, but these discussions were terminated. In March of 1999, the chief executive officers of Energy East and Connecticut Energy had several discussions about the possibility of a business combination, leading to a preliminary proposal for the merger of Connecticut Energy into a subsidiary of Energy East. On April 14, 1999, the two companies entered into a confidentiality and standstill agreement. From April 14 through April 22, 1999, Energy East and Connecticut Energy each conducted a detailed due diligence review of the other, and the executives of the two companies and their respective legal and financial advisors conducted extensive negotiations regarding the specific terms and conditions of the definitive Merger Agreement. On April 22, 1999, Energy East proposed a price of $42.00 per share of Connecticut Energy common stock, 50% in cash and 50% in Energy East common stock. The same day, the Connecticut Energy Board of Directors unanimously approved Energy East s offer and the Merger Agreement. On April 23, 1999, the Energy East Board of Directors unanimously approved the proposed acquisition and Connecticut Energy and Energy East executed the Merger Agreement and publicly announced the Transaction.
     The Merger Agreement provides that Connecticut Energy will merge into Merger Co. Merger Co. will be the surviving company and will continue to conduct Connecticut Energy s business as a direct, wholly-owned subsidiary of Energy East under the name of "Connecticut Energy Corporation." Under the Merger Agreement, upon the effective date of the Transaction, all outstanding shares of common stock of Connecticut Energy (other than those that are held by Connecticut Energy shareholders who have not voted in favor of the Transaction and have properly demanded dissenters rights) will be converted into the right to receive the merger consideration. Connecticut Energy shareholders can elect to receive cash, Energy East shares, or a combination of cash and Energy East shares. The cash consideration amounts to $42.00 in cash, without interest, per share. The stock consideration is a number of Energy East shares that will vary depending on the "Average Market Price," which is the average of the closing prices of Energy East shares on the New York Stock Exchange during the 20 trading days immediately preceding the second trading day prior to the effective time of the Transaction. If the Average Market Price is equal to or more than $23.10 per share and equal to or less than $29.40 per share, then a Connecticut Energy share will be exchanged for $42.00 worth of Energy East shares. If the Average Market Price is less than $23.10, then a Connecticut Energy share will be exchanged for 1.82 Energy East shares. If the Average Market Price is more than $29.40, then a Connecticut Energy share will be exchanged for 1.43 Energy East shares. Connecticut Energy shareholders who have properly demanded dissenters' rights will not receive the merger consideration but will have those rights that are granted by Connecticut law.
     Subject to an adjustment for tax reasons described below, 50% of all outstanding Connecticut Energy shares will be converted into cash and 50% will be converted into Energy East shares. Connecticut Energy shareholders as a group may submit elections to convert more than half of the outstanding Connecticut Energy shares into cash or more than half into Energy East shares. If either cash or Energy East shares is oversubscribed, then an equitable pro rata adjustment will be made to ensure that half of the outstanding Connecticut Energy shares are converted into cash and half are converted into Energy East shares.
     The Transaction is intended to be a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Therefore, if the value of the Energy East shares received would otherwise be less than 45% of the value of the total consideration, the number of Connecticut Energy shares that will be converted into Energy East shares will be increased, and the number of Connecticut Energy shares converted into cash will be correspondingly decreased.
     On a pro forma basis, based upon the number of shares outstanding on June 30, 1999 and the assumed conversion of half of the Connecticut Energy shares into 1.60 Energy East shares per Connecticut Energy share and half into $42.00 in cash per Connecticut Energy share, those shareholders of Connecticut Energy who receive Energy East shares will effectively acquire, in exchange for their Connecticut Energy shares, about 7% of the issued and outstanding Energy East shares.
     The Transaction is subject to the approval of two-thirds of the Connecticut Energy shares. A special meeting of shareholders, at which the Transaction will be submitted to the Connecticut Energy shareholders, is scheduled to be held on September 14, 1999. The Transaction is also subject to various regulatory approvals in addition to the approval of the Commission. Reference is made to the Proxy Statement/Prospectus, which is a part of the Registration Statement on Form S-4, filed herewith as Exhibit C-1, for a more complete description of the Transaction and the terms of the Merger Agreement.
     After the effective time of the Transaction, the Board of Directors of the surviving company will consist of the current directors of Merger Co. and J.R. Crespo, the Chairman, President and Chief Executive Officer of Connecticut Energy. In addition, Energy East will elect Mr. Crespo to its Board of Directors. Mr. Crespo will also be the President, Chief Executive Officer and Chairman of the Board of Directors of the surviving company and will be an officer of Energy East with the title of Vice Chairman. The surviving company will establish an advisory board comprised of the individuals who were directors of Connecticut Energy immediately before the effective time of the Transaction. The advisory board will meet at least quarterly and will provide advice to the surviving company Board of Directors as requested.
     The Transaction is subject to customary closing conditions, including approval of this application by the Commission. The Transaction is also subject to approval by the Connecticut Energy shareholders and the approval of the DPUC. The Transaction may be terminated by either party if the Transaction has not been completed by April 23, 2000 (or October 23, 2000, if the only barrier to such completion is the inability to obtain the requisite governmental approvals), so long as the delay has not been caused by a failure of the party seeking termination to fulfill its obligations under the Merger Agreement. Connecticut Energy may terminate the Transaction before its shareholders approve the Merger Agreement if an alternative proposal for the acquisition of Connecticut Energy meeting certain conditions is made. If the Connecticut Energy Board of Directors decides to pursue such an alternative proposal, or under certain circumstances Connecticut Energy agrees to consummate or does consummate such an alternative proposal, Connecticut Energy will be required to pay Energy East a "break-up" fee of $17 million. The Merger Agreement also contains other termination provisions as are customary in merger transactions generally.
     The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Transaction, which are customarily contained in merger transactions generally. As a general matter, among other things, Connecticut Energy and its subsidiaries must carry on their business in substantially the same manner as previously conducted, and may not increase their dividends beyond specified levels or issue capital stock, except as otherwise specified.
The Merger Agreement also contains customary restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness and certain increases in employee compensation and benefits.

Item 2. Fees, Commissions and Expenses.
     The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction by the Applicant or any associate company thereof, are estimated to total approximately $4.5 million, as follows:
Accounting Fees. . . . . . . . . . . . . .$    75,000*
Legal Fees . . . . . . . . . . . . . . . . .1,600,000*
Investment Bankers' Fees
  Chase Securities, Inc. . . . . . . . . . . .860,000*
Hart-Scott-Rodino Fees . . . . . . . . . . . . 45,000
SEC Filing Fees relating to
  Registration Statement on Form S-4 . . . . . 41,424**
Printing and delivery    . . . . . . . . . . . 42,500**
Miscellaneous costs. . . . . . . . . . . . .1,836,076*


  Total. . . . . . . . . . . . . . . . . .$ 4,500,000*
____________________
*  Estimated

** Pursuant to the Merger Agreement, the SEC filing fees and printing costs are to be shared equally by Connecticut Energy and Energy East. The total SEC filing fees paid were $82,847 and total printing costs are estimated to be $85,000.


Item 3.  Applicable Statutory Provisions.

     Sections 3(a)(1), 9(a)(2) and 10 of the Act apply to the Transaction. Section 9(a)(2) of the Act makes it unlawful, without the approval of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Because Energy East presently is an "affiliate" (i.e., directly or indirectly owning, controlling or holding with power to vote 5% or more of the voting securities) of two public utility companies (i.e., NYSEG and Maine GasCo) and by virtue of the Transaction will also become an "affiliate" of Southern Connecticut, which is a gas utility company within the meaning of
Section 2(a)(4) of the Act, the Transaction will require Commission approval under Sections 9(a)(2) and 10 of the Act.
     For the reasons explained below, the Commission should grant approval of the Transaction pursuant to Section 9(a)(2) of the Act based upon the Transaction's compliance with the applicable standards of Section 10 of the Act and grant Energy East and Merger Co. exemptions pursuant to Section 3(a)(1) from all of the provisions of the Act (except for Section 9(a)(2) thereof). In addition, this application has no impact on the status of Enterprises as a holding company. Enterprises will continue to be entitled to an exemption under Section 3(a)(1) of the Act. Accordingly, Energy East requests an order under Section 3(a)(1), confirming Enterprises' exemption from all provisions of the Act, except Section 9(a)(2).
A.  Approval of the Transaction under Section 9(a)(2)
     As recognized in the comprehensive report issued by the Division of Investment Management in June 1995 entitled "The Regulation of Public-Utility Holding Companies" (the "Division Report"), the framers of the Act intended and understood the need for the Act to be interpreted in a flexible manner to account for changes in the utility industry over time. Commission decisions have recognized the framers' intent. While the Applicants believe that the requested authorization is well within existing Commission precedent, changes in the utility industry make the case for the Transaction even more compelling. The utility industry is evolving towards a broadly-based energy-related business. As discussed below, the evolution of the utility industry dramatically affects the appropriate notion of what a utility system consists of and the appropriate standards for exemption under Section 3(a) of the Act.
     Sections 10(b), 10(c) and 10(f) of the Act set forth the standards for approval of the Transaction. The Transaction satisfies all of the requirements of Section 10 and should therefore be approved. Specifically, as the following discussion more fully explains:
- the Transaction will not tend towards interlocking relations or the concentration of control of public utility companies to the detriment of investors and consumers;

- the consideration, including all commissions and fees, to be paid in connection with the Transaction is reasonable;

- the Transaction will not unduly complicate the capital structure of the Energy East holding company system;

- the Transaction is in the public interest and the interests of consumers and investors;

- the Transaction will tend towards the economical and efficient development of an integrated gas utility system;
     and

-    the Transaction will comply with all applicable State laws.


     1.   Section 10(b)
     Section 10(b) of the Act requires the Commission to approve an acquisition pursuant to Section 9(a)(2) unless the Commission finds that:
     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

The Applicant respectfully submits that no adverse finding should be made under any of these paragraphs.
     a.   Section 10(b)(1)
     Section 10(b)(1) provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition unless:
     (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

     (i) Interlocking Relationships
     All business combinations, by their nature, result in the creation of new links and relationships between companies that had been unrelated prior to the combination. However, these links and relationships are not the types of prohibited "interlocking relationships" contemplated by Section 10(b)(1) of the Act, which was intended primarily to prevent business combinations from being entered into for reasons unrelated to operating efficiencies.5 The Merger Agreement provides that, following the merger, Mr. J.R. Crespo, the current Chairman, President and Chief Executive Officer of Connecticut Energy will retain those positions with the surviving company (which will be a subsidiary of Energy East) and will become an officer of Energy East with the title of Vice Chairman and a director of Energy East. This management interlock is necessary and desirable in order to integrate Connecticut Energy into the Energy East holding company system. Furthermore, there will be continuity of management because following the consummation of the Transaction, the management of Southern Connecticut, the regulated utility, will largely be comprised of Southern Connecticut's current management. In addition, the Merger Agreement also provides that the current Board of Directors of Connecticut Energy will serve as an advisory board to the surviving company. Such continuity of management oversight will help to assure that the management of Connecticut Energy and, perhaps more importantly, of Southern Connecticut remains responsive to local regulation and to other essentially local interests (e.g., consumers, labor, etc.). The Transaction has been carefully structured to protect the interests of consumers and other local interests while ensuring that the only management interlocks created are those which are necessary and desirable in order to integrate Connecticut Energy into the Energy East holding company system. Thus, the Transaction is not prohibited by Section 10(b)(1) of the Act.

     (ii) Concentration of Control
     Section 10(b)(1) requires a finding that control is "of a kind or to an extent detrimental to the public interest or the
interest of investors or consumers."   The framers of the Act
sought through Section 10(b)(1) to avoid "an excess of concentration and bigness" and "huge, complex and irrational holding company systems," while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. American Electric Power Co., Inc., 46 SEC 1299, 1307-1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 SEC 693,700 (1968). The Transaction will not create an "excess of concentration and bigness" or a "huge, complex or irrational system" but rather, as discussed in more detail below, will afford the opportunity to achieve the economies of scale and efficiencies, particularly in the area of joint management of gas supply, transportation and storage assets, that the Act's framers intended to preserve for the benefit of investors and consumers.
     The operations of Energy East's utility subsidiaries are confined almost exclusively to the State of New York,6 and will remain predominantly intrastate in character even after Energy East's acquisition of Connecticut Energy, which is a far smaller company. Furthermore, the Transaction is not being undertaken for the purpose of extending Energy East's control over regulated public utilities and will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. As explained in the Proxy Statement/Prospectus, the primary objective in Energy East's acquisition of Connecticut Energy is to become positioned to participate in the growing and increasingly competitive northeastern United States energy market. The parties to the Transaction believe that the Transaction will help position the combined company to become one of the premier companies in the energy distribution business and other energy-related services business in the northeastern United States by providing increased financial flexibility and strategic growth opportunities that will benefit the combined company and its shareholders and customers. The Transaction will join two companies with complementary operations as well as a common vision of the future of the retail and wholesale energy markets in the northeastern United States, which will enable them to offer customers a broader array of energy products and services than either company alone could offer, and at the same time create a larger and more diverse asset and customer base, which will create opportunities for operating efficiencies.
     Size - If approved, the Energy East system will provide natural gas service to approximately 402,000 residential, commercial and industrial customers in New York, Connecticut and Maine, as well as electric service to approximately 826,000 customers, all in the State of New York. On a pro forma basis, the combined net utility plant (gas and electric) of Energy East and Connecticut Energy as of December 31, 1998 totaled approximately $4.1 billion and combined gross operating revenues for the fiscal year 1998 totaled approximately $2.7 billion ($500 million of gas revenues and $2.2 billion of electric revenues). By comparison, the Commission has recently approved several acquisitions involving significantly larger combination gas and electric utilities. See, e.g., Sempra Energy, 67 SEC Docket 994 (June 26, 1998) (merger of Pacific Enterprises, a gas utility holding company, and Enova Corporation, a holding company of an electric and gas system, resulting in a system having combined utility assets of more than $6 billion); CONECTIV, Inc., 66 SEC Docket 1260 (February 25, 1998) (merger of Delmarva Power & Light Company, a combination electric and gas company, and Atlantic Energy, Inc., resulting in a system having combined utility assets of more than $5.5 billion); AMEREN Corporation, 66 SEC Docket 485 (December 30, 1997) (merger of two combination gas and electric companies, resulting in a system having combined utility assets of approximately $6.5 billion); TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1, 1997) (acquisition by Texas Utilities of Enserch Corporation, resulting in a system having combined utility assets of $19.6 billion); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (merger of combination electric and gas company with another electric utility, resulting in a system having combined utility assets of approximately $7 billion); and CINergy Corp., Holding Co. Act Release No. 26146 (October 21, 1994) (merger of combination gas and electric company with another electric utility, resulting in a system having combined utility assets of approximately $7.4 billion).
     Efficiencies and Economies - In considering an acquisition by a holding company, under Section 10(b)(1), the Commission must consider various factors, including the efficiencies and economies that can be achieved through the integration and coordination of utility operations. Among other things, the Transaction will present Energy East and Connecticut Energy with the opportunity to achieve operating economies and efficiencies through joint management and coordination of their respective portfolios of natural gas supply, transportation and storage assets. These expected economies and efficiencies from joint portfolio management are described in greater detail in the discussion on Section 10(c)(2) below.
     Competitive Effects - Under Section 10(b)(1), the Commission must also consider the anti-competitive effects of an acquisition. As the Commission noted in Northeast Utilities, 47 SEC Docket 1270 at 1282 (December 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that the public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged to the customers." In this case, there is no basis for the Commission to conclude that this Transaction is likely to have anti-competitive effects.
     The Transaction will have no adverse effect on the competitive environment in which Energy East's electric business operates. Following the Transaction, Energy East's electric business will face the same competitive forces as prior to the Transaction. The Transaction will have no adverse effect on the competitive environments in which Energy East's and Connecticut Energy's gas businesses operate. To the contrary, Energy East and Connecticut Energy believe that customers in the northeastern United States will benefit from the combined companies' increased flexibility and capacity in financing their operations and enhanced ability to take advantage of future strategic opportunities in the competitive marketplace, particularly in the areas of coordinated gas supply and expanded energy services in the northeastern United States, as the energy market becomes increasingly competitive.
     There will continue to be competition in the retail market for industrial and commercial customers of natural gas in Connecticut. In the past, local distribution companies did not directly compete with other local distribution companies for retail customers because they were not permitted to serve customers located outside of their franchise territories. However, as a result of legislative and regulatory initiatives, which culminated at the federal level with FERC Order 636, local distribution companies and larger end users can now purchase gas supply from a wide choice of producers, marketers and brokers.
In April 1996, Southern Connecticut began providing firm transportation service to commercial and industrial customers that purchase their gas requirements from third parties.
     In addition, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and rules thereunder, the Transaction may not be consummated until Energy East and Connecticut Energy each have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission describing the effects of the Transaction on competition in the relevant market and expiration or termination of the required waiting period. Energy East and Connecticut Energy intend to file the required Notification and Report Forms.
     b.   Section 10(b)(2)
     Section 10(b)(2) provides that an acquisition should be approved unless the price paid, including fees and expenses of the Transaction:
          is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.

     (i)  Reasonableness of Consideration
     In its determinations as to whether or not a price meets such standard, the Commission has considered whether the price was decided as the result of arms'-length negotiations7 and the opinions of investment bankers,8 among other things. For the reasons given below, there is no basis in this case for the Commission to make any negative findings concerning the consideration being offered by Energy East in the Transaction.
     The Commission has previously recognized that when the consideration to be paid in an acquisition is the result of arms'-length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied. See, Entergy Corporation, et al., Holding Co. Act Release No. 25952 (December 17, 1993); The Southern Company, et al., 40 SEC Docket 350 at 352 (February 12,
1988). In this case, the Transaction has been structured to give Connecticut Energy shareholders $42 in value for each Connecticut Energy share, to be paid either in cash or in Energy East shares, or a combination thereof, which represents a 33.9% premium over the closing price of the Connecticut Energy shares on April 22, 1999, the date prior to the date on which the Transaction was publicly announced. The terms of the Merger Agreement, including the exchange ratio, were the product of extensive and vigorous arms'-length negotiations between Energy East and Connecticut Energy. The announcement of the Merger Agreement was preceded by extensive due diligence and analysis, and by evaluation of the assets, liabilities and business prospects of Connecticut Energy. Finally, the terms of the Merger Agreement are subject to approval by Connecticut Energy's shareholders.
     Moreover, in connection with its evaluation of Energy East s offer, Connecticut Energy engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to provide financial advisory services in connection with the Transaction, including the preparation and delivery of a "fairness" opinion to the Connecticut Energy Board of Directors. At a meeting of the Connecticut Energy Board of Directors on April 22, 1999, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing by opinions dated April 22, 1999, and July 22, 1999, that as of the dates of such opinion, based upon and subject to the various considerations noted in the opinion, the consideration to be received in the merger was fair from a financial point of view to Connecticut Energy shareholders (see Appendix B to Proxy Statement/Prospectus).
     In rendering its fairness opinions, Morgan Stanley, among other things, reviewed certain publicly available financial statements and other information of Energy East and Connecticut Energy, including certain internal financial statements, projections and other financial and operating data concerning Energy East and Connecticut Energy prepared by their respective managements. Morgan Stanley also discussed the past and current operations and financial condition and the prospects of Energy East and Connecticut Energy with their respective senior executives, reviewed the pro forma impact of the Transaction on Energy East s earnings per share, and reviewed the reported prices and trading activity for Energy East shares and Connecticut Energy shares. In addition, Morgan Stanley compared the financial performance of Energy East and Connecticut Energy and the prices and trading activity of Energy East shares and Connecticut Energy shares with that of certain other comparable publicly traded companies and their securities and reviewed the financial terms, to the extent available, of certain comparable acquisition transactions. Finally, Morgan Stanley participated in discussions and negotiations among representatives of Energy East and Connecticut Energy and their financial and legal advisors; reviewed the draft Merger Agreement and certain related documents; and performed such other analyses as Morgan Stanley had deemed appropriate. The price ranges for Connecticut
Energy s shares implied by these various valuation methods support the price being offered by Energy East. For a more complete discussion of Morgan Stanley's fairness opinion and the valuation methods used by Morgan Stanley, see pages 34 to 39 of the Proxy Statement/Prospectus.
     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the proposed exchange ratio falls within the range of reasonable ratios for transactions involving comparable companies.

     (ii) Relationship of Consideration to be Paid to Earnings Capacity of Utility Assets Underlying
          Securities to be Acquired.

     Likewise, there is no basis for the Commission to conclude that the consideration to be paid by Energy East for the Connecticut Energy shares does not bear a fair relation to the earnings capacity of Connecticut Energy utility assets. In this regard, it must be emphasized again that the proposed Transaction resulted from arms'-length negotiations and that the Merger Agreement was executed after extensive negotiations and due diligence on the part of Energy East. In addition, Energy East engaged Chase Securities, Inc. ("Chase") to provide financial advisory services in connection with the Transaction, including the preparation and delivery of a "fairness" opinion to the Energy East Board of Directors. At a meeting of the Energy East Board of Directors on April 23, 1999, Chase rendered its oral opinion, subsequently confirmed in writing, that based upon and subject to the various considerations noted in the opinion, the Transaction was fair from a financial point of view to Energy East's shareholders. Furthermore, the market, which provides the best check on Energy East's assessment of Connecticut Energy's future earnings capacity, has not penalized Energy East. To the contrary, on April 22, 1999, the last full trading day prior to the announcement of the Transaction, the Energy East shares closed at $26.25 per share. On August 26, 1999, the last full trading day for which it was practicable to obtain market price data prior to the filing of this application, Energy East shares closed at $26.0625 per share.

     (iii) Reasonableness of Fees
     Energy East believes that the overall fees, commissions and expenses incurred and to be incurred by Energy East in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other similar transactions and that the anticipated benefits of the Transaction to investors and consumers will be consistent with recent precedent, and will meet the standards of Section 10(b)(2) of the Act.
     As set forth in Item 2 of this application, Energy East expects to incur a total of approximately $4.5 million in fees, commissions and expenses in connection with the Transaction.
This total is an estimate, but Energy East believes that the actual total will not vary significantly. Connecticut Energy expects to incur approximately $6.9 million in fees, commissions and expenses. Energy East believes that the total estimated fees and expenses in this matter (i.e., $11.4 million) bear a fair relation to the value of the combined company and the strategic benefits to be achieved by the Transaction, and that the fees and expenses are fair and reasonable in light of the complexity of the Transaction. The total estimated fees and expenses are significantly less than those in other recent transactions. For example, TUC and Enserch incurred $37 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of TUC Holdings, Inc., Cincinnati Gas & Electric Company and PSI Resources incurred $47.1 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of CINergy, and Entergy alone incurred approximately $38 million in fees, commissions and expenses in connection with its acquisition of Gulf States Utilities -- all of which amounts were approved as reasonable by the Commission. See TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1, 1997); CINergy Corp., Holding Co. Act Release No. 26146 (October 21, 1994); and Entergy Corporation et al., Holding Co. Act Release No. 25952 (December 17, 1993).
     Furthermore, based on a price of $42.00 per share for Connecticut Energy stock, the Transaction would be valued at approximately $436 million (excluding the outstanding debt of Connecticut Energy). Energy East's estimated fees and expenses of $4.5 million represents approximately 1% of the value of the consideration to be paid by Energy East to Connecticut Energy shareholders, and is lower than percentages previously approved by the Commission. See, e.g., Entergy Corporation et al., Holding Co. Act Release No. 25952 (December 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3,
1992) (fees and expenses represented approximately 2% of the value of the assets to be acquired). Energy East expects to pay approximately $860,000 to its financial advisor. Given the size and complexity of the Transaction, Energy East believes that this amount is reasonable and is certainly lower than fees paid in similar transactions. Thus, Energy East believes that the fees payable to its investment bankers are fair and reasonable.
     c.   Section 10(b)(3)
     Section 10(b)(3) directs approval of an acquisition unless the Commission finds that:
          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant ... or will be detrimental to ... the proper functioning of such holding company system.
Section 10(b)(3) (along with Section 10(c)(1), discussed below) relates to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps:
          to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system.

The intent of these requirements is to assure the financial soundness of the holding company system, with a proper balance of debt and equity. No such complexities will result from the Transaction. The capital structure of Energy East after the Transaction will not be unduly complicated and will be substantially unchanged from the Energy East capital structure prior to consummation of the Transaction. Energy East will issue additional shares of its common stock, and cash, in exchange for all of the outstanding voting securities of Connecticut Energy. Connecticut Energy will become a direct, wholly-owned, subsidiary of Energy East. The existing long-term debt of Connecticut Energy and its subsidiaries will not be affected by the Transaction and will remain the obligations solely of those companies. In this regard, the Energy East capital structure will closely resemble that of most registered holding company systems.
     Set forth below are summaries of the historical capital structures of Energy East and Connecticut Energy as of June 30, 1999, and the pro forma consolidated capital structure of Energy East, as of June 30, 1999 (assuming that the consideration paid by Energy East for the Connecticut Energy Shares consisted of 50% cash and 50% Energy East shares):
                    Energy East and Connecticut Energy
                       Historical Capital Structures
                              (000s omitted)

                         Energy East       Connecticut Energy

Common stock equity      $1,536,225    51.9%     $191,420
Preferred stock equity       35,131     1.2%         -
Long-term debt            1,386,621    46.9%      148,458
                         $2,957,977   100.0%     $339,878

     Energy East Pro Forma Consolidated Capital Structure
                    (000s omitted) (unaudited)

                            Energy East

Common stock equity      $1,754,365            52.8%
Preferred stock equity       35,131             1.0%
Long-term debt            1,535,079            46.2%
                         $3,324,575           100.0%

     Energy East's pro forma consolidated common equity total capitalization ratio of 52.8% as of June 30, 1999, is substantially higher than the "traditionally acceptable 30% level." See, Northeast Utilities, 47 SEC Docket 1270 (December 21, 1990). Furthermore, the impact of the Transaction on Energy East's financial position (including its capitalization) and its results of operations is not material.
     As set forth more fully in the discussion of the standards in Section 10(c)(2), below, and elsewhere herein, the Transaction will create opportunities for Energy East and Connecticut Energy to achieve savings, such as in the area of joint management of their respective portfolios of gas supply, transportation and storage assets. The Transaction will therefore be in the public interest and in the interest of investors and consumers, and will not be detrimental to the proper functioning of Energy East's holding company system. Moreover, as noted by the Commission in Entergy Corporation, et al., Holding Co. Act Release No. 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities markets themselves." Energy East is currently, and will continue to be, a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 following completion of the Transaction, which will provide investors with readily available information concerning Energy East. Furthermore, the Transaction is subject to various state and federal regulatory approvals (see
Item 4 - Regulatory Approvals, below). For these reasons, the Applicant submits that the Commission would have no basis for making a negative finding under Section 10(b)(3).
     2.   Section 10(c)
     The relevant provisions of Section 10(c) of the Act state that the Commission shall not approve:
               (1) an acquisition of securities or
               utility assets, or of any other
               interest, which is unlawful under
               the provisions of section 8 or is
               detrimental to the carrying out of
               the provisions of section 11; or

               (2) the acquisition of securities
               or utility assets of a public
               utility or holding company unless
               the Commission finds that such
               acquisition will serve the public
               interest by tending towards the
               economical and the efficient
               development of an integrated public
               utility system.

The Applicants respectfully submit that the requirements of
Section 10(c) are satisfied.
      a.  Section 10(c)(1)
      Section 10(c)(1) requires that the proposed acquisition not be "unlawful under the provisions of Section 8" or "detrimental to the carrying out of the provisions of Section 11." Section 8, by its terms, only applies to registered holding companies and thus, the Transaction could not be unlawful under Section 8 because, after consummation of the Transaction, Energy East will continue to be an exempt holding company. However, even if
Section 8 were applied to exempt holding companies, the Transaction would not be unlawful since there is no state law, regulation or policy against combination gas and electric companies and the approval of the DPUC is required in order to consummate the Transaction.
      Section 10(c)(1) also requires that such acquisition not be detrimental to the carrying out of the provisions of Section 11 of the Act. Section 11 relates to the simplification of holding company systems. Section 11(b)(1) sets forth the principal elements of Section 11's simplification standard. It specifically mandates that the Commission require each registered holding company to limit the operations of the holding company system to a single integrated public utility system. Section 11(b)(1) also provides for the acquisition and retention of more than one integrated system only if the requirements of Section 11(b)(1)(A)-(C) ("ABC clauses") are satisfied. By its terms, however, Section 11(b)(1) applies only to registered holding companies and therefore would not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company, such as Energy East, whose ownership of both gas and electric operations in New York is permitted and is subject to "affirmative state regulation." See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 49 SEC Docket 1255 (September 18, 1991); Dominion Resources, Inc., Holding Co. Act Release No. 24618 (April 5, 1988).
      The Commission has also previously determined that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition. See, e.g., NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (February 10, 1999); PP&L Resources, Inc., et al., 67 SEC Docket 1685 (August 12, 1998); Sempra Energy, 67 SEC Docket 994 (June 26, 1998); BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998); and TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1, 1997).
      As stated above, Energy East is currently exempt, and is requesting an order exempting it following the consumation of the Transaction, from the registration requirements under the Act pursuant to Section 3(a)(1) of the Act. In addition, there is and will continue to be after consummation of the Transaction de facto integration of Energy East's gas and electric utility properties. Specifically, the Energy East system currently consists of a large integrated electric utility system and a smaller integrated gas utility system which together are operated on a coordinated basis offering services to customers in substantially the same area in the State of New York and offering gas service to customers in the State of Maine. The entire Energy East system is currently operated as a single coordinated system in that there is a significant degree of centralized planning (including accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, information systems, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, billing support, telecommunications, meter installation and reading, real estate, facilities management, call center services, engineering, construction and environmental services and general administrative services). The Transaction will have no effect on the current electric and gas properties of Energy East or on the way rates and services are currently regulated by the NYPSC or the Maine Public Utilities Commission, nor will the Transaction affect the ability of the DPUC to regulate the operations of Southern Connecticut. Furthermore, as discussed in more detail below, after consummation of the Transaction, the existing gas properties of Energy East and the Connecticut Energy gas properties will constitute an integrated gas utility system.
      Finally, in this regard, it must be pointed out that the Commission has held on several occasions that, because Section 11 by its terms applies only to registered holding companies,
Section 10(c)(1) does not preclude an acquisition by an exempt holding company of the securities of another public-utility company, even though the existing properties of the exempt holding company and those of the company to be acquired together would not constitute a single integrated system, provided that the acquisition is not unlawful under Section 8 and would have the integrating tendencies required by Section 10(c)(2). See Union Electric Company, 45 SEC 489, 501 (1974), aff'd without opinion sub nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975); WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed 49 SEC Docket 1255 (September 18,
1991); In the Matter of Gaz Metropolitain, Inc., et al., Holding Co. Act Release No. 26170 (November 23, 1994); TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1,
1997); and BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998). Accordingly, as long as the acquisition of Connecticut Energy by Energy East would have the integrating tendencies required by Section 10(c)(2), discussed below, it is of no consequence that Energy East's existing electric system would not form a part of the same integrated system as Energy East's and Connecticut Energy's combined gas properties.
      b.  Section 10(c)(2)
      Section 10(c)(2) requires that an acquisition not be approved unless the Commission finds that:
              [S]uch acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system.
Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

              [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more
              States, not so large as to impair
              (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
              Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Unlike the definition of an "integrated electric utility system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Furthermore, the Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected.9
     The acquisition by Energy East of Connecticut Energy will satisfy the integration standard set forth in Section 2(a)(29)(B) of the Act for the following reasons:

         Connecticut Energy's gas system and Energy East's gas system will share a "common source of supply" and will be operated as a "single coordinated system;"

         Connecticut Energy and Energy East will be able to achieve "substantial economies" in gas supply through the increased purchasing power and gas supply coordination that will result from being part of the larger combined gas system; and

         The area or region served by NYSEG and by Southern Connecticut will not be "so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the management of Southern Connecticut will largely remain intact after the consummation of the Transaction and the Southern Connecticut gas system will be independent of, but coordinated with (in order to promote efficient operation) that of Energy East's current gas system, and will be subject to effective local regulation by the DPUC.

Under these circumstances, and because the acquisition of Connecticut Energy will have the integrating features required by Sections 10(c)(2) and 2(a)(29)(B), the Commission should approve the Transaction.

     (i) Single Area or Region
     The NYSEG and Southern Connecticut retail gas service areas will be located in adjoining states. In addition, Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair "the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. Both the Commission's precedent and the "state of the art" in the natural gas industry lead to the conclusion that, with the Connecticut Energy gas system included, Energy East's gas utility system will operate as a coordinated system confined in its operation to a single area or region because Southern Connecticut and NYSEG will derive almost all of their natural gas from a common source of supply.
     Neither the Act, the Commission's orders and rulings nor the Commission staff's no-action letters provide a definition as to what constitutes a "common source of supply." Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked to such issues as from whom the distribution companies within the system receive a significant portion of their gas supply.10 The Commission has also considered both purchases of gas from a common pipeline11 as well as from different pipelines when the gas originates from the same gas field.12 Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.
     Following consummation of the Transaction, both NYSEG and Southern Connecticut will derive almost all of their gas from a common source of supply under Section 2(a)(29)(B). As previously mentioned, NYSEG receives approximately 63% of its gas supply from the Texas and Louisiana Basins and approximately 28.5% of its gas supply from the Western Canadian Sedimentation Basin, which together account for over 91% of NYSEG's gas supply. In addition, over 36% of NYSEG's total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. Southern Connecticut receives approximately 64% of its gas supply from the Texas and Louisiana Basins and approximately 35% of its gas supply from the Western Canadian Sedimentation Basin, which together account for 99% of Southern Connecticut's gas supply. In addition, nearly all of Southern Connecticut's total transportation capacity requirements from each of the basins mentioned above are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. As noted above, purchases from a common gas field, as well as purchases transported over a common pipeline, have been found to satisfy the "common source of supply" requirement of Section 2(a)(29)(B) of the Act. Accordingly, there is substantial evidence that NYSEG and Southern Connecticut will share a common source of supply for almost all of their respective gas supplies.
     The "state of the art" in the gas industry must also be considered in determining the appropriate size of the area or region under Sections 10(c)(2) and 2(a)(29)(B) of the Act. The "state of the art" in the gas industry continues to evolve and change primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network and construction of new pipeline capacity, the emergence of marketers and brokers and the "un-bundling" of the commodity and transportation functions of pipelines and local distribution companies in response to various FERC and state initiatives.13 Of particular importance has been the development and operation of market centers, trading hubs, and pooling areas. Today, trading activity conducted at market centers and trading hubs play a critical role in the overall management of the assets in a gas portfolio (supply, transportation and storage). Market centers, trading hubs and pooling areas essentially serve to facilitate transactions through information exchanges, physical exchanges of gas, the provision of transportation related services (e.g., storage, parking), and the aggregation of supplies of all merchants. Thus, a producer in a given basin may, through such market mechanisms, sell gas to a buyer several pipeline systems away without the payment of additional transportation costs, thus making gas produced in one basin more competitive with gas produced in a geographically closer locale.
     This represents a significant change from the last 50 years, when local distribution companies typically bought all of their gas at the city-gate from the interconnecting pipeline. Such creative arrangements, however, are dependent upon the existence of significant physical interconnections and market centers between the production area and ultimate delivery point. While these conditions may not currently exist throughout all of the contiguous 48 states, the nation's interstate pipeline system continues to expand at a significant rate, in terms of both long-haul capacity and interregional interconnections. Several new expansion projects have been announced to alleviate capacity constraints in those few areas of the country where they still exist. Moreover, market centers and storage capacity are becoming increasingly integrated into the pipeline network. In summing up the current state of the nation's pipeline delivery system, taking into account completion by the end of the year 2000 of projects that will expand transportation capacity from the Rocky Mountains, New Mexico, and West Texas producing areas to the Midwest and Northeast markets, the Department of Energy has observed that "the interstate natural gas pipeline network will come closer to being a national grid where production from almost any part of the country can find a route to customers in almost any area." See, Energy Information Agency, "Deliverability on the Interstate Natural Gas Pipeline System," DOE/EIA-0618(98) (Washington, D.C., May 1998). (Emphasis added).
     As indicated above, NYSEG and Southern Connecticut operate in adjoining states and derive almost all of their respective gas supply from common gas producing basins (i.e., the Texas and Louisiana Basins and the Western Canadian Sedimentation Basin) and are supplied by some of the same interstate pipelines (i.e., the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines). In addition, as the state of the art in the gas industry continues to advance, NYSEG and Southern Connecticut will have the enhanced ability to physically coordinate and manage their portfolios of supply, transportation and storage and to support, if necessary, the underlying physical side of various financial derivatives as a means of managing price volatility.
     Given that there is substantial evidence that the acquisition will have integrating features (e.g., common source of supply, local management, realization of substantial economies and efficiencies through coordinated operation and effective local regulation) and that exempt holding companies like Energy East are not subject to the strict integration standards of
Section 11(b)(1), the Commission should have little reason to interpret the integration standards of Section 10(c)(2) and
Section 2(a)(29)(B), as applied to the Transaction, in a narrow or restrictive manner. In other recent cases involving acquisitions by exempt holding companies, such as In the Matter of Gaz Metropolitain, Inc., et al., Holding Co. Act Release No. 26170 (November 23, 1994), TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1, 1997), and NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (February 10,
1999), the Commission has exhibited a willingness to interpret the integration standards of Section 10(c)(2) flexibly, focusing instead on the demonstrated benefits of the transaction from the perspectives of both investors and consumers. It should do the same here.
     (ii) Coordinated Operations of Combined Gas Properties
     After consummation of the Transaction, there will be a formal relationship between the two gas supply departments which will enable them to integrate the overall planning and management of the two companies' respective portfolios of physical and contractual gas assets. This could be accomplished by merging gas supply departments on a functional basis and linking gas departments through a centralized gas control system. In addition, the parties to the Transaction expect that the functional merging of the two gas supply departments would result in the integration and coordination of certain functions currently performed by each group, including the development and implementation of marketing policies and programs, rate design and implementation, engineering services and the development and implementation of safety policies and programs.

     (iii) Economies and Efficiencies
     Under Section 10(c)(2) of the Act, the Commission must find that a proposed acquisition will produce economies and efficiencies. Energy East and Connecticut Energy believe that the Transaction will likely yield substantial economies and efficiencies over the long term, particularly in the areas of coordination of gas procurement, optimization of pipeline capacity usage, more efficient use of existing gas storage facilities, sharing of technological, operational and management experience, capital savings, and savings in management and administrative expenses. A Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." See American Electric Power Co., 46 SEC 1299, 1322 (1978); accord, Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable"). In addition, Section 10(c)(2) of the Act does not require that the future savings be large in relation to the gross revenues of the companies involved. See In the Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (December 12, 1966).
     In this case, Energy East and Connecticut Energy believe that the Transaction will provide significant financial and organizational advantages and as a result, the potential for substantial economies and efficiencies should be found to meet the standard of Section 10(c)(2) of the Act. Any attempt to quantify potential savings in a marketplace with no regulatory certainty and which is subject to dramatic changes in physical supply, capacity and market participants' practices, is unlikely to produce accurate or even meaningful estimates with respect to dollar impacts of the Transaction. However, although the parties to the Transaction have not quantified the value of the resulting economies and efficiencies, they have identified specific aspects of their respective gas portfolios (supply, transportation and storage) which, through joint management and coordination, will enable the two companies to exploit opportunities in the marketplace to achieve savings. As discussed above, both companies purchase almost all of their gas supply from the same supply basins in the Texas and Louisiana Basins and the Western Canadian Sedimentation Basin and hold capacity on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. These common portfolio resources will present significant opportunities to benefit customers. Moreover, as the dynamics and structure of the natural gas industry continue to change, the marketplace will create even more opportunities for the parties to the Transaction to create value through coordination of their respective portfolios of physical and contractual assets. Finally, the parties to the Transaction are in the process of identifying additional long-term opportunities for the merged company to achieve administrative savings.

     (iv) No Impairment
     The Energy East system will also meet the requirement that it be "not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." In In The Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (December 12, 1966), the Commission found that the American Natural Gas system would meet the above requirement after its acquisition of an Indiana gas utility:
              Although American Natural will provide
              certain central facilities, equipment and
              personnel ... Central Indiana will retain its
              own local management and board of directors,
              a majority of whom will be residents of
              Indiana.   Central Indiana will continue to
              be subject to regulation by the Public
              Service Commission of Indiana.
     In this case, the separate corporate identity and local corporate headquarters of Connecticut Energy will be maintained and the Merger Agreement assures continuity in the management of Connecticut Energy and Southern Connecticut after the Transaction is consummated. Furthermore, after the Transaction is consummated, Southern Connecticut will remain subject to regulation as to rates, service, and other matters by the DPUC, which must also approve the Transaction. Finally, by maintaining the separate corporate existence of Connecticut Energy and Southern Connecticut, there will be no change in the manner in which Energy East's regulated subsidiaries are currently regulated.
         3.   Section 10(f)
         Section 10(f) provides that:
              The Commission shall not approve any
              acquisition ... under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.
     As explained below in Item 4 - Regulatory Approvals, the Transaction is subject to the approval of the DPUC. A copy of the DPUC Petition is filed as Exhibit D-1 hereto, and a copy of the DPUC Order pursuant thereto will be filed as Exhibit D-2 by amendment hereto.
B.  The Exemption under Section 3(a)(1)
     As demonstrated below, Energy East and Merger Co. respectfully submit that they should both be granted, by Commission order, exemptions under Section 3(a)(1) of the Act.
Section 3(a)(1) of the Act exempts a "holding company" from all of the provisions of the Act (except for Section 9(a)(2) thereof) if:

              such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Energy East and Merger Co. will satisfy such requirements after consummation of the Transaction. Furthermore, since this application has no impact on the status of Enterprises as a public utility holding company, the Commission should confirm Enterprises' status as an exempt public utility holding company.
     Southern Connecticut is not incorporated in the State of New York and does not conduct public utility operations in the State of New York, the state of Energy East's incorporation. However, following the acquisition by Energy East of Connecticut Energy and, indirectly of Southern Connecticut, (i) Energy East will not derive any material part of its income from Southern Connecticut, and (ii) Energy East and each of its public utility subsidiary companies from which it derives any material part of its income (i.e., NYSEG) will remain predominantly intrastate in character and carry on their business substantially in a single state, namely, New York. In addition, Merger Co., after consummation of the Transaction, and its public utility subsidiary (i.e., Southern Connecticut) will not derive any part of their income from a utility company that carries on its business and/or is organized outside of the State of Connecticut.
     In considering the materiality of out-of-state subsidiaries under Section 3(a)(1) of the Act, the Commission has consistently focused on the relative size of the out-of-state subsidiary, expressed as a percentage of the applicant holding company's total operations. Historically, the Commission has taken into account various financial comparisons without necessarily indicating which financial measure, if any, was entitled to greatest deference.14
     Recently, in NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (February 10, 1999), the Commission adopted a size comparison based on operating margin (gross revenue less cost of gas and cost of fuel for electric generation) (i.e., net operating revenues). In doing so, the Commission agreed with the applicant's assertion that a comparison based on gross operating revenues overstated the comparative size of the out-of-state utility. The Commission, at page 13 of its order, noted:
              [I]t is relevant to consider that the
              components of gross revenues are different for electric and gas utilities. Retail rates often contain automatic adjustment clauses that provide for the relatively current pass-through to customers of the actual cost of gas, in the case of gas utilities, and of fuel for generation and purchased power, in the case of electric utilities. These pass-through costs represent a larger part of revenues in the gas utility business than in the electric utility business. In addition, changes in the cost of gas have a significantly greater effect on gas utility gross revenues than on electric utility gross revenues. The cost of delivered gas may thus distort the comparison. Bay State's delivered cost of gas has historically been significantly higher than NIPSCO's.
              [Footnote Omitted] As noted above, the cost of gas is essentially a pass-through to customers; it has an obvious impact on gross revenues, but little effect, if any, on net operating revenues. The application asserts that a size comparison based on net operating revenues (gross revenues less cost of gas and cost of fuel for electric generation) eliminates these distortions. We agree that this suggestion is consistent with our approach under section 3(a)(1) of focussing on the size of the subsidiary relative to the holding company. The recent trend toward combined gas and electric systems makes this approach particularly appropriate.

     Similar to the NIPSCO-Bay State transaction, the Energy East utility system is currently predominantly electric, while the Connecticut Energy system is exclusively gas. As the Commission noted in the NIPSCO-Bay State transaction, components of gross revenues are different for electric and gas utilities. The same circumstances are present in the instant Transaction as were present in the NIPSCO-Bay State transaction which warranted use of operating margin as the relevant financial measure in determining the size of Bay State relative to NIPSCO. In the present case, gross operating revenues, net operating revenues (operating margin), utility operating income, net utility income and net utility plant of Connecticut Energy, and the percentage of each for each of the past three years, to the total combined gross operating revenues, net operating revenues, utility operating income, net utility income and net utility plant of Energy East and subsidiaries, on a pro forma basis, are as follows:

                                     Connecticut Energy Actual
                                        Fiscal Year Ended


                                1998             1997              1996
                             (thousands of dollars, except percentages)
Gross operating revenues    $242,431  8.84%  $252,008  10.40%  $261,093  11.02%
Net operating revenues      $121,859  8.29%  $119,336   8.05%  $119,465   8.16%
   (operating margin)
Utility operating income    $ 32,352  6.36%  $ 29,721   6.37%  $ 28,808   6.00%
Net utility income          $ 18,407  8.14%  $ 16,185   8.32%  $ 15,285   8.16%
Net utility plant, as of    $275,222  6.65%  $269,122   6.42%  $257,761   6.08%
   September 30


                                     Energy East Pro Forma
                         Giving effect to the Connecticut Energy Merger
                                       Fiscal Year Ended

                                1998             1997              1996
                             (thousands of dollars, except percentages)
Gross operating revenues    $2,741,849          $2,422,110       $2,369,958
Net operating revenues      $1,470,385          $1,481,714       $1,464,609
   (operating margin)
Utility operating income    $  508,952          $  466,269       $  480,231
Net utility income          $  226,085          $  194,618       $  187,406
Net utility plant,          $4,137,906          $4,191,394       $4,240,125
   as of December 31


     Connecticut Energy's net operating revenues, or operating margin, would represent between approximately 8.05% and 8.29% of the combined operating margins (gas and electric), on a pro forma basis, of Energy East and Connecticut Energy over the three year period 1996-1998. These percentages are significantly lower than the corresponding percentages of operating margins represented by out-of-state utilities in the NIPSCO-Bay State transaction.15 Thus, Connecticut Energy's operating margins are well within the range of operating margins which the Commission has permitted in connection with the exemption under Section 3(a)(1) of the Act.
     Although the Commission has not utilized a bright-line test of materiality under Section 3(a)(1) of the Act, the recent NIPSCO-Bay State decision and the Report of the Division of Investment Management lend further support for Energy East's assertion that Energy East, after consummation of the Transaction, "will not derive, directly or indirectly, any material part of its income" from any public utility subsidiary outside of the State of New York. In its Report, the Division of Investment Management recommended that the Commission apply a more liberal standard for exemptions under Section 3(a). Rather than redefining phrases such as "predominantly intrastate" and "material part of income" in terms of any bright-line numerical limits, however, the Division urged the Commission to adopt a more flexible standard for exemption under Section 3(a) that would take into account the ability of the affected states to "adequately protect utility consumers against any detriment that might be associated with certain activities of exempt holding companies." Report of the Division of Investment Management, pp. 119 - 120.
     Section 3(a) of the Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (November 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25152 (September 18, 1990).16 The Transaction will have no effect on the current electric and gas properties of Energy East or on the way rates and services are currently regulated by the NYPSC or the Maine Public Utilities Commission nor will the Transaction affect the ability of the DPUC to regulate the operations of Southern Connecticut.
     The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would result from the Transaction. The DPUC must approve the Transaction and the DPUC will continue to regulate Southern Connecticut.

Item 4.   Regulatory Approvals.
     The Transaction, insofar as it relates to Southern Connecticut, is subject to the jurisdiction of the DPUC. The DPUC has jurisdiction over Southern Connecticut, Connecticut Energy's principal operating subsidiary, as a Connecticut public service company. Energy East and Connecticut Energy have filed an application with the DPUC, filed as Exhibit D-1 hereto. The application requests approval for Energy East to control directly Connecticut Energy and to control indirectly Southern Connecticut pursuant to Connecticut law. The DPUC will consider the suitability and financial responsibility of Energy East as well as the ability of Southern Connecticut to continue to provide safe, adequate and reliable service to the public. A copy of the DPUC order will be filed as Exhibit D-2 by amendment hereto.
     Under the HSR Act and rules thereunder, the Transaction may not be consummated until Energy East and Connecticut Energy each have filed Notification and Report Forms with the Department of Justice and the Federal Trade Commission describing the effects of the Transaction on competition in the relevant market and expiration or termination of the required waiting period. Energy East and Connecticut Energy intend to file the required Notification and Report Forms. In addition, under the Communications Act of 1934, Southern Connecticut has filed an application with the Federal Communications Commission ("FCC") for approval of the indirect transfer of certain radio licenses in connection with its dispatch center and certain communications equipment and devices. A copy of the application is filed as Exhibit D-3 hereto. A copy of the FCC order will be filed as Exhibit D-4 by amendment hereto.
     No other state or federal commission has jurisdiction over the Transaction.

Item 5. Procedure.
     The Applicant hereby requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.
     The Applicant does not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant requests that the Commission's order become effective immediately upon the entry thereof. The Applicant consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

Item 6.  Exhibits and Financial Statements.
NO.           DESCRIPTION                                 METHOD OF FILING

(a)    Exhibits
A-1    Restated Certificate of Incorporation of       Incorporated by reference
       Energy East filed in the Office of the         to Exhibit 4-1 to Energy
       Secretary of State of the State of New York    East's Post-effective
       on April 23, 1998                              Amendment No. 1 to Regis-
                                                      tration No. 033-54155.

A-2   Certificate of Amendment of the Certificate     Incorporated by reference
      of Incorporation of Energy East filed in the    to Exhibit 3-3 to Energy
      Office of the Secretary of State of the State   East's Form 10-Q for the
      of New York on April 26, 1999.                  quarter ended March 31,
                                                      1999, File No. 1-14766.

A-3   Amended and Restated Certificate of Incor-      Incorporated by reference
      poration of Connecticut Energy.                 to Exhibit 3 to Connec-
                                                      ticut Energy's Form 10-Q
                                                      for the quarter ended
                                                      June 30, 1999, File No.
                                                      1-08369.

A-4   By-Laws of Energy East as amended               Incorporated by reference
      April 23, 1999.                                 to Exhibit 3-4 to
                                                      Energy East's Form 10-Q
                                                      for the quarter ended
                                                      March 31, 1999, File
                                                      No. 1-14766.

A-5   Amended and Restated By-Laws                    Incorporated by reference
      of Connecticut Energy.                          to Item 6 of Connecticut
                                                      Energy's Form 10-Q for
                                                      the quarter ended March
                                                      31, 1995, File No.
                                                      1-08369.

B-1   Agreement and Plan of Merger, dated as of       Incorporated by reference
      April 23, 1999, amended as of July 15,          to Appendix A to Energy
      1999, by and among Connecticut Energy,          East's Registration No.
      Energy East and Merger Co.                      333-83437.

C-1   Registration Statement of Energy East on        Incorporated by reference
      Form S-4, filed with the Commission             to Energy East's Regis-
      on July 22, 1999.                               tration No. 333-83437.

D-1   Joint Application of Energy East and            Filed herewith.
      Connecticut Energy for Approval of a
      Change of Control to Connecticut Department of Public Utility Control, dated July 22, 1999.

D-2   Order of Connecticut Department of Public       To be filed by amendment.
      Utility Control Approving a Change of Control.

D-3   Application of Southern Connecticut to the      Filed herewith.
      Federal Communications Commission for
      approval of the indirect transfer for
      certain radio licenses.

D-4   Approval of the Federal Communications          To be filed by amendment.
      Commission of the indirect transfer of
      certain radio licenses.

E-1   Map of natural gas service areas of             To be filed by amendment.
      NYSEG and Connecticut Energy, major
      interstate pipelines and market hubs.

F-1   Preliminary opinion of Huber                    To be filed by amendment.
      Lawrence & Abell, counsel to Energy East.

F-2   Past-tense opinion of Huber Lawrence &          To be filed by amendment.
      Abell, counsel to Energy East.

F-3   Preliminary opinion of Brody, Wilkinson         To be filed by amendment.
      and Ober, P.C., Connecticut counsel
      to Energy East.

F-4   Past-tense opinion of Brody, Wilkinson          To be filed by amendment.
      and Ober, P.C., Connecticut counsel
      to Energy East.

G-1   Financial Data Schedules.                       Filed herewith and
                                                      titled "Exhibit-27"

H-1   Form of Notice suitable for                     Filed herewith.
      pubication in the Federal Register.

(b)      Financial Statements

1     Per books and pro forma balance sheet of        Filed herewith.
      Energy East as of June 30, 1999, and per books and pro forma statement of income and statement of retained earnings of Energy East for the twelve months ended June 30, 1999.

3.1   Balance sheet of Connecticut Energy as of       Included in balance
      June 30, 1999, and statements of income and     sheet and statement of
      surplus of Connecticut Energy for the twelve    income and statement of
      months ended June 30, 1999.                     retained earnings of
                                                      Energy East, filed
                                                      herewith as Financial
                                                      Statement No. 1.


3.2   Statements of income and surplus of             Incorporated by reference
      Connecticut Energy for the fiscal years         to Connecticut Energy's
      ending September 30, 1998, 1997 and 1996.       Form 10-K for the year
                                                      ended September 30, 1998,
                                                      File No. 1-08369.



Item 7.  Information as to Environmental Effects.
     The Applicant does not believe that the Transaction would involve a "Major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The only federal actions related to the Transaction pertain to the Commission's approval of this application and granting of the exemptions requested herein and the approval of the FCC. The Transaction would not result in changes in the operations of Energy East that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.

1 Specifically, Southern Connecticut's net operating revenue (operating margin) would represent, on a pro forma basis, between 8.05% and 8.29% of the combined net operating revenues of Energy East and Connecticut Energy over the three year period 1996-1998. Although the term "material part of its income" is not defined in the Act, recently, in NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (1999), on facts similar to the instant case, a company with out-of-state utility subsidiaries accounting for a substantially higher percentage of net utility revenues was granted an exemption under Section 3(a)(1) of the Act.

2 In March and May 1999, NGE Generation sold its electric generating stations and ceased to engage in the business of generating electricity. NGE Generation has been dissolved.

3 Such subsidiaries were set forth in more detail in Energy
East's application on Form U-1 in File No. 70-9369.

4 Energy East intends to file with the Commission an application for approval under the Act of the acquisition of CTG Resources, Inc. and CMP Group, Inc. Energy East will register as a holding company under the Act in connection with these transactions.

5 See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties...").

6 Maine GasCo is de minimis in size relative to Energy East and Energy East derives only a de minimis part of its revenues (less than 1/100 of 1%) from Maine GasCo's operations.

7 In the Matter of American Natural Gas Company, Holding Co. Act
Release No. 15620 (Dec. 12, 1966).

8 Consolidated Natural Gas Company, Holding Co. Act Release No.
25040 (Feb. 14, 1990).

9 See In the Matter of Pennzoil Company, Holding Co. Act Release No. 15963 (1968) (finding an integrated system where respective facilities both connected with an unaffiliated transmission company but not each other). See also, In the Matter of American Natural Gas Company, Holding Co. Act Release No. 15620 (1966) ("it is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection").

10 See e.g., In the Matter of Philadelphia Company and Standard Power and Light Company, Holding Co. Act Release No. 8242 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Company, Holding Co. Act Release No. 25040 (1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

11 In the Matter of the North American Company, Holding Co. Act
Release No. 10320 (1950) (finding Panhandle Eastern pipeline to be a common source of supply).

12 See In the Matter of Central Power Company and Northwestern Public Service Company, Holding Co. Act Release No. 2471 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."

13 The Commission has taken notice of the regulatory and technological changes that have reshaped the natural gas industry over the past two decades. See "The Regulation of Public-Utility Holding Companies," Report of the Division of Investment Management (June 1995), pp. 29 - 31. In its Report, the Division of Investment Management recommended that the Commission "interpret the single area or region requirement [of Section 2(a)(29)] flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act." Id. at
73.  The Division also stated that the focus of inquiry under
Section 10(c)(2) should be on whether a transaction would promote the economic and efficient development of a utility system and on whether the resulting system would be subject to effective regulation.

14 See Atlanta Gas Light Company, et al., 61 SEC Docket 1057 (March 5, 1996) (percentage of consolidated operating revenues and total assets represented by out-of-state subsidiary); Providence Energy Corporation, 60 SEC Docket 2109 (November 30,
1995) (percentage of consolidated gas revenues and income represented by out-of-state subsidiary); UNICOM Corporation, 57 SEC Docket 660 (July 22, 1994) (percentage of consolidated operating revenues, consolidated net income, consolidated net utility plant and consolidated total assets represented by out-of-state subsidiary); and WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988) (percentage of operating revenues represented by out-of-state subsidiary).

15 In the NIPSCO-Bay State transaction, Bay State's operating margin represented, on a pro forma basis, between 10.8% and 11.2% of the combined operating margins (gas and electric) of NIPSCO and Bay State over the three year period 1995-1997.

16 Furthermore, the Commission Staff has stated its support for greater flexibility in the administration of existing exemptions in consultation and cooperation with state regulators. See, Division of Investment Management, The Regulation of Public Utility Holding Companies, supra, at 119-20.

                                SIGNATURES
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                               Energy East Corporation

Date: August 30, 1999          By:/s/ Kenneth M. Jasinski
                                  Kenneth M. Jasinski
                                  Executive Vice President and
                                  General Counsel






                               Merger Co.

Date: August 30, 1999          By:/s/ Kenneth M. Jasinski
                                  Kenneth M. Jasinski
                                  Vice President, Secretary and
                                  Treasurer